Max Berueffy, Senior Associate Counsel

max.berueffy@protective.com

(205) 268-3581 direct

(205) 268-3597 fax

(800) 866-3555 toll-free

February 11, 2015

VIA E-MAIL AND EDGAR

Mr. Keith Gregory

Disclosure Review Office 3

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, DC 20549

RE:               Initial Registration Statements on Form N-4 for

Protective Variable Annuity B Series 2015 (333-201919)

Protective Dimensions II (333-201921)

Protective Life Insurance Company

Protective Variable Annuity Separate Account

File No. 811-8108

Initial Registration Statement on Form N-4 for

Protective Variable Annuity B Series NY 2015 (333-201920)

Protective Life and Annuity Insurance Company

Variable Annuity Account A of Protective Life

File No. 811-8537

Dear Mr. Gregory:

On behalf of Protective Life Insurance Company and Protective Life and Annuity Insurance Company (together, the “Companies”), I have enclosed for your convenience a copy of the above-referenced initial registration statements (the “Registration Statements”) filed with the Securities and Exchange Commission on February 6, 2015.  The Registration Statements were filed under the Securities Act of 1933 (the “Securities Act”) to register three new variable annuity contracts (the “New Contracts”), which we hope to have effective on or before July 1, 2015.

The Companies respectfully request that the Staff afford the Registration Statements selective review in accordance with Securities Act Release No. 6510 (Feb. 15, 1984).  Accordingly,

enclosed is a marked copy of each prospectus and statement of additional information (“SAI”) from the three Registration Statements.  Specifically,

•                  The prospectus and SAI for the Protective Variable Annuity B Series 2015 are substantially similar to the prospectus and SAI included in Post-Effective Amendment Number 8 to the Form N-4 registration statement filed on April 29, 2014 (File No. 333-179649), which describe another variable annuity contract issued by Protective Life Insurance Company - the Protective Variable Annuity B/C/L Series contract (the “Existing B/C/L Contract”).

•                  The prospectus and SAI for the Protective Variable Annuity B Series NY 2015 are substantially similar to the prospectus and SAI included in Post-Effective Amendment Number 6 to the Form N-4 registration statement filed on April 29, 2014 (File No. 333-179963), which describe another variable annuity contract issued by Protective Life and Annuity Insurance Company - the Protective Variable Annuity NY B/C/L Series contract (the “Existing B/C/L NY Contract”).

•                  The prospectus and SAI for the Protective Dimensions II are substantially similar to the prospectus and SAI included in Post-Effective Amendment Number 9 to the Form N-4 registration statement filed on April 28, 2014 (File No. 333-176657), which describe another variable annuity contract issued by the Company - the Protective Dimensions contract (the “Existing Dimensions Contract”).

For the three Registration Statements mentioned above, the enclosed prospectuses and SAIs are appropriately marked to indicate the differences between the new contract and the corresponding existing contract.

A.            For the Protective Variable Annuity B Series 2015 and the Protective Variable Annuity B Series NY 2015 (each, a “New Contract”), the material differences between the New Contract and the Existing B/C/L Contract or Existing B/C/L NY Contract (each, an “Existing Contract”), as applicable, are as follows:

1.              The Existing Contract offers three different classes of contracts — an “L Series,” a “B Series,” and a “C Series”, each of which has a different sales charge structure.  The sales charge for the New Contract is substantially similar to the B Series of the Existing Contract.

2.              Unlike the Existing Contract, the Allocation Adjustment Program is not offered under the New Contract.

3.              Unlike the Existing Contract, the New Contract includes a fourth category of investment options under the Allocation by Investment Category program. The percentage of Contract Value that may, or must, be allocated to each category has not yet been determined.

4.              Under the New Contract, there is an additional age band for the Maximum Withdrawal Percentage under the SecurePay [5] rider for Covered Persons.  Please note that the name of the SecurePay rider, and the ages of persons in the age band have not yet been determined.

5.              Unlike the Existing Contract, the RightTime feature will not be offered with the Protective Income Manager rider under the New Contract.

6.              Under the New Contract, the Roll-up percentage under the SecurePay [5] rider and the rider fee for the SecurePay [5] rider will likely differ from that of the Existing Contract.

B.            For the Protective Dimensions II (the “New Dimensions Contract”), the material differences between the New Dimensions Contract and the Existing Dimensions Contract are as follows:

1.              Unlike the Existing Dimensions Contract, the Allocation Adjustment Program will not be offered under the New Dimensions Contract.

2.              Unlike the Existing Dimensions Contract, the New Dimensions Contract will offer a fourth category under the Allocation by Investment Category program. The percentage of Contract Value that may, or must, be allocated to each category has not yet been determined.

3.              Under the New Dimensions Contract, the Roll-up percentage under the SecurePay [FX] rider and the rider fee for the SecurePay [FX] rider will likely differ from that of the Existing Dimensions Contract.

4.              Under the New Dimensions Contract, there is an additional age band for the Maximum Withdrawal Percentage under the SecurePay [FX] rider for Covered Persons of a certain age. The ages of persons in each age band have not yet been determined.

C.            The prospectus for the New Contracts and the New Dimensions Contract also include enhanced risk disclosure addressing, among other things, risks associated with cyber-attacks.

*    *    *

If you have any questions or comments regarding the Registration Statements, or if there is anything that we can do to facilitate the Staff’s review of the Registration Statements, please call the undersigned at (205) 268-3581 or Tom Bisset at (202) 383-0118. As always, we greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/ Max Berueffy

Max Berueffy
Senior Associate Counsel

Attachment

cc:                                Michael Kosoff, Esq.

Thomas Bisset, Esq.